Exhibit g.2
FEE WAIVER AGREEMENT
     THIS FEE WAIVER AGREEMENT (the “Agreement”) dated as of September 12, 2011 by Tortoise Capital Advisors, L.L.C. (the “ Advisor”) and Tortoise Pipeline & Energy Fund, Inc. (the “Company”).
     WHEREAS, the Advisor has entered into an Investment Advisory Agreement, dated as of the date hereof, with the Company, which will become effective as of the close of the initial public offering of common shares of the Company (the “Effective Date”), whereby the Advisor provides certain investment advisory services to the Company (the “Investment Advisory Agreement”);
     WHEREAS, the Advisor desires to enter into this Agreement covering the three year period beginning with the effective date of the Investment Advisory Agreement so that the fee waiver is considered in conjunction with the consideration of the Company’s Investment Advisory Agreement;
     WHEREAS, the Advisor understands and intends that: (i) the Company will rely on this Agreement in preparing a registration statement on Form N-2 and in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; (ii) only the Company may terminate this Agreement; and (iii) that the Company is expressly permitted to do the foregoing; and
     WHEREAS, the shareholders of the Company will benefit from the waiver by incurring lower Company operating expenses than they would absent such waivers.
     NOW, THEREFORE, the Advisor agrees to waive (i) 0.25% of its 1.10% investment advisory fee during the first year of the Company’s operations, thereby reducing the investment advisory fee to 0.85% of the Company’s average monthly Managed Assets (as defined in the Investment Advisory Agreement) for such period; (ii) 0.20% of its 1.10% investment advisory fee during the second year of the Company’s operations, thereby reducing the investment advisory fee to 0.90% of the Company’s average monthly Managed Assets for such period; and (iii) 0.15% of its 1.10% investment advisory fee during the third year of the Company’s operations, thereby reducing the investment advisory fee to 0.95% of the Company’s average monthly Managed Assets for such period.
     IN WITNESS WHEREOF, the Advisor and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.

By: Name:	/s/ Kenneth P. Malvey Kenneth P. Malvey
Title:	Managing Director

TORTOISE PIPELINE & ENERGY FUND, INC.

By: Name: Title:	/s/ Terry Matlack Terry Matlack Chief Executive Officer